MOLSON

02049085

File No. 82-2954

August 1, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

Dear Madam/Sir:

Subject: Molson Inc. - Exemption Pursuant to Rule 12g3-2(b) Under the Securities Act of 1934

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Molson Inc., a corporation organized under the laws of Canada ("Molson"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the following information:

- Changes in Outstanding and Reserved Securities reports sent to the Toronto Stock Exchange, for MOL.A and MOL.B, for months of April, May & June 2002;
- Declarations of Quarterly Dividends to the Toronto Stock Exchange, payable on July 1, 2002 and on October 1, 2002;
- The Corporation's Press Releases.

The information as well as a list supplementing Molson's earlier filing under Rule 12g3-2(b) is attached hereto. Abbreviations used herein or in the list attached hereto have the meanings attributed thereto in Molson's earlier filing under Rule 12g3-2(b).

TOTAL NUMBER OF PAGES: 63
EXHIBIT INDEX APPEARS ON PAGE: 3

dw 8/7

Molson Inc.
1555 Notre Dame Street East, Montreal, Quebec, Canada H2L 2R5
Telephone: (514) 521-1786 • Facsimile: (514) 590-6358 • www.molson.com

.../

File No. 82-2954

As provided by Rule 12g3-2(b), the information and documents contained herein and provided herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Molson is subject to the 1934 Act.

Yours truly,

MOLSON INC.

Carole Gagnon
Corporate Administrator

Tel.: (514) 590-6338
Fax: (514) 590-6358
E-Mail: *cxgagnon@molson.com*

Encl.

cc: Mr. John Adams (w/enclosures)
Mail Stop 3-4

MOLSON INC.

SCHEDULE "A"

Gagnon, Carole

From: Gagnon, Carole
Sent: Thursday, May 30, 2002 2:46 PM
To: 'TSE Reporting'
Subject: Form 1 - April 2002

Please find attached Form: 1 "Change in Outstanding and Reserved Seurities" reports for our MOL.A and MOL.B for the month of April 2002.

TSE - 02-Apr - MOLA.doc

TSE - 02-Apr-MOLB.doc

Do not hesitate to contact the undersigned if you have any questions.

Kind regards.

Carole Gagnon
Corporate Administrator
Molson inc.
Telephone: (514) 590-6338
Facsimile: (514) 590-6358
Cellular: (514) 973-4683

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**104,724,566**
ADD:	Stock Options Exercised	0	
	Share Purchase Plan	25,168	
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	0	
	Other Issuance (provide description): ACQUISITION	0	
SUBTRACT:	Issuer Bid Purchase		
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**104,749,734**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

		# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM: *Optional Stock Dividend and Share Purchase Plan*		
	Opening Reserve for Dividend Reinvestment Plan		**954,453**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		(25,168)
	Closing Reserve for Dividend Reinvestment Plan		**929,285**

(6)

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***

Stock Options Outstanding — Opening Balance	**5,586,892**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	**0**

Options Exercised: (SUBTRACT) *Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below*

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
			SUBTOTAL	**(0)**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
		SUBTOTAL	**(0)**	**(0)**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

(7)

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
Apr. 22/02	John M. De Young	June 27/00	June 26/10	$14.045	(17,000)
Apr. 10/02	Peter Pancel	May 18/01	May 17/11	$22.50	(5,000)
				SUBTOTAL	**(22,000)**
Stock Option Outstanding — Closing Balance					**5,564,892**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		8,690,877
Additional shares Listed Pursuant to the Plan (ADD)	0	
Stock Options Exercised (SUBTRACT)	(0)	
Stock Appreciation Rights (SUBTRACT)	(0)	
Closing Share Reserve Balance at end of period		**8,690,877**

All information reported in this Form is for the month of **APRIL, 2002**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE May 30, 2002

TSE

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**22,999,434**
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	(0)	
	Other Issuance (provide description)		
SUBTRACT:	Issuer Bid Purchase		
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**22,999,434**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

		# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		**N/A**

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		**N/A**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM:

Stock Options Outstanding — Opening Balance	**N/A**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
		SUBTOTAL		

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	

Stock Option Outstanding — Closing Balance	**N/A**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM:	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		**N/A**
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		**N/A**

All information reported in this Form is for the month of **APRIL, 2002**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE May 30, 2002

Gagnon, Carole

From: Gagnon, Carole
Sent: Tuesday, July 02, 2002 2:28 PM
To: 'companyreg@tse.com'
Subject: Reports - Form 1 - May 2002

Please find attached our "Change in Outstanding and Reserved Securities" reports (Form 1) for MOL.A and MOL.B for the month of May 2002.

TSE - 02-May - MOLA.doc

TSE - 02-May-MOLB.doc

Do not hesitate to contact the undersigned if you have any questions.

Kind regards.

Carole Gagnon
Corporate Administrator
Molson Inc.
Telephone : (514) 590-6338
Telecopier : (514) 599-5396
Cellular : (514) 973-4883

12

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**104,749,734**
ADD:	Stock Options Exercised	403,930	
	Share Purchase Plan	0	
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	0	
	Other Issuance (provide description): ACQUISITION	0	
SUBTRACT:	Issuer Bid Purchase		
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**105,153,664**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a *consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger,* amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

		# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM: ***Optional Stock Dividend and Share Purchase Plan***		
	Opening Reserve for Dividend Reinvestment Plan		**929,285**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		(0)
	Closing Reserve for Dividend Reinvestment Plan		**929,285**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***

Stock Options Outstanding — Opening Balance	**5,564,892**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
May 10/02	Fligel Sharon	May 9/12	$36.79	1,000
May 10/02	Banister, Jeffrey	May 9/12	$36.79	7,500
May 10/02	Halpin, Anne-Marie	May 9/12	$36.79	6,000
May 10/02	McArthur, Jo-Ann	May 9/12	$36.79	10,000
May 10/02	Aitken, John	May 9/12	$36.79	6,000
May 10/02	Webb, Nicola	May 9/12	$36.79	6,500
May 10/02	Assimakopoulos, Robert	May 9/12	$36.79	2,500
May 10/02	Ralph, Daryl	May 9/12	$36.79	1,500
May 10/02	Cribbett, Donna	May 9/12	$36.79	2,000
May 10/02	Brown, Kelly	May 9/12	$36.79	3,000
May 10/02	Hryn, Roy	May 9/12	$36.79	8,500
May 10/02	Maclean, Christopher	May 9/12	$36.79	1,500
May 10/02	Noonan, Catherine	May 9/12	$36.79	7,000
May 10/02	Lovekin, Edward	May 9/12	$36.79	4,000
May 10/02	Smith, Michael C.	May 9/12	$36.79	4,000
May 10/02	Brown, Daniel	May 9/12	$36.79	2,500
May 10/02	McLoughlin, Brian	May 9/12	$36.79	2,500
May 10/02	Mayer, Ricardo M. de A.	May 9/12	$36.79	10,000
May 10/02	Lévesque, Sylvie	May 9/12	$36.79	1,500
May 10/02	Nunes, Christopher	May 9/12	$36.79	1,000
May 10/02	Komlodi, Deborah	May 9/12	$36.79	1,750
May 10/02	Chapman, Jeffrey	May 9/12	$36.79	1,000
May 10/02	Derksen, Randy	May 9/12	$36.79	1,000
May 10/02	Fofana, Richard	May 9/12	$36.79	1,750
May 10/02	Schoepke, Andreas	May 9/12	$36.79	1,000
May 10/02	Lanigan, Sean	May 9/12	$36.79	1,000
May 10/02	Bendiak, Dirk	May 9/12	$36.79	1,000
May 10/02	Cheeseman, Wayne	May 9/12	$36.79	9,000

14

May 10/02	Hrycyk, Gregory	May 9/12	$36.79	1,000
May 10/02	Barrett, Andrew	May 9/12	$36.79	5,500
May 10/02	Thiemann, Daniel	May 9/12	$36.79	1,000
May 10/02	Robbins, Kenneth	May 9/12	$36.79	1,000
May 10/02	Doseger, Frank	May 9/12	$36.79	3,250
May 10/02	Hood, John	May 9/12	$36.79	5,000
May 10/02	Wallace, Eric	May 9/12	$36.79	3,500
May 10/02	Devins, Ferg	May 9/12	$36.79	3,500
May 10/02	Moore, Jason	May 9/12	$36.79	4,500
May 10/02	Bunting, Bonnie	May 9/12	$36.79	2,000
May 10/02	Swindall, Paul	May 9/12	$36.79	1,000
May 10/02	Jourdain, Charles	May 9/12	$36.79	7,000
May 10/02	Cormier, Bernard	May 9/12	$36.79	10,000
May 10/02	Giguère, Marie	May 9/12	$36.79	16,500
May 10/02	Coallier, Robert	May 9/12	$36.79	50,000
May 10/02	Wade, Gregory L.	May 9/12	$36.79	20,000
May 10/02	Perkins, David	May 9/12	$36.79	18,000
May 10/02	Kelley, Patrick L.	May 9/12	$36.79	15,000
May 10/02	Downey, Michael S.	May 9/12	$36.79	23,000
May 10/02	Massicotte, Dennis	May 9/12	$36.79	1,500
May 10/02	Pedro, Julio	May 9/12	$36.79	15,000
May 10/02	Porter, Mark	May 9/12	$36.79	3,000
May 10/02	Salles, Andre	May 9/12	$36.79	10,000
May 10/02	Rodrigues, Andre	May 9/12	$36.79	10,000
May 10/02	Da Silva, Rogerio F.	May 9/12	$36.79	7,000
May 10/02	Borges, Fernando	May 9/12	$36.79	7,000
May 10/02	Ferreira, Marcio	May 9/12	$36.79	5,000
May 10/02	Ramos, Gustavo H.	May 9/12	$36.79	5,000
May 10/02	Parada, Augusto C.	May 9/12	$36.79	25,000
May 10/02	Doin, Raynald H.	May 9/12	$36.79	23,000
May 10/02	Berthelet, Danny	May 9/12	$36.79	3,500
May 10/02	Fortier, Serge	May 9/12	$36.79	6,000
May 10/02	Brocklehurst, Brian	May 9/12	$36.79	5,500
May 10/02	Crummell, Daniel	May 9/12	$36.79	1,000
May 10/02	Buckley, John	May 9/12	$36.79	1,500
May 10/02	Patterson, Robert G.	May 9/12	$36.79	1,000

(15)

May 10/02	Toth, Pierre	May 9/12	$36.79	4,000
May 10/02	Leclerc, Martin	May 9/12	$36.79	3,000
May 10/02	Bidulka, Brian	May 9/12	$36.79	6,000
May 10/02	Hétu, Michel	May 9/12	$36.79	1,000
May 10/02	Presseau, Robert	May 9/12	$36.79	6,500
May 10/02	Laforte, Daniel	May 9/12	$36.79	2,000
May 10/02	Munger, Guylaine	May 9/12	$36.79	2,000
May 10/02	Cholette, Robert	May 9/12	$36.79	7,000
May 10/02	Willett, Patsy	May 9/12	$36.79	2,000
May 10/02	Schwartz, Ben	May 9/12	$36.79	3,000
May 10/02	Preston, Stuart	May 9/12	$36.79	3,000
May 10/02	Bergstein, Joseph I.	May 9/12	$36.79	9,000
May 10/02	Chambers, Shane	May 9/12	$36.79	1,000
May 10/02	Beaudoin, Yannick	May 9/12	$36.79	2,000
May 10/02	Robitaille, Michel	May 9/12	$36.79	9,000
May 10/02	Maillette, Benoit	May 9/12	$36.79	3,000
May 10/02	Brisson, Rosaire	May 9/12	$36.79	1,500
May 10/02	Moran, Patricia	May 9/12	$36.79	1,500
May 10/02	Button, Ingrid	May 9/12	$36.79	2,000
May 10/02	Trudeau, Danielle	May 9/12	$36.79	2,000
May 10/02	Leonard, Alain	May 9/12	$36.79	1,500
May 10/02	Gagnon, Madeleine	May 9/12	$36.79	2,000
May 10/02	Pomeroy, James	May 9/12	$36.79	2,000
May 10/02	Leduc, Sylvie	May 9/12	$36.79	10,000
May 10/02	Novak, Jean	May 9/12	$36.79	3,000
May 10/02	Rainville, Philippe	May 9/12	$36.79	7,500
May 10/02	Duval, Philippe	May 9/12	$36.79	7,500
May 10/02	Tremblay, Marieke	May 9/12	$36.79	2,750
May 10/02	Pelland, Daniel	May 9/12	$36.79	8,000
May 10/02	Collins, Kathleen	May 9/12	$36.79	1,500
May 10/02	Marrin, Peter	May 9/12	$36.79	1,500
May 10/02	Smith, Gregory	May 9/12	$36.79	1,500
May 10/02	Vaillancourt, Mario	May 9/12	$36.79	1,500
May 10/02	Côté, Isabelle	May 9/12	$36.79	1,000
May 10/02	Breen, Steven James	May 9/12	$36.79	7,000
May 10/02	Culmone, Vito	May 9/12	$36.79	7,000
May 10/02	Kane, Kurt	May 9/12	$36.79	1,000

May 10/02	Marcotte, Brigitte	May 9/12	$36.79	1,000
May 10/02	Brière, Claude	May 9/12	$36.79	2,500
May 10/02	Boidin, Hélène	May 9/12	$36.79	1,000
May 10/02	Racette, Denis	May 9/12	$36.79	1,000
May 10/02	Dumas, Louise	May 9/12	$36.79	2,500
May 10/02	Foley, Kevin	May 9/12	$36.79	750
May 10/02	Senecal, Alain	May 9/12	$36.79	3,000
May 10/02	Nalewajek, Matthew	May 9/12	$36.79	1,000
May 10/02	Kromp, Marie-Josée	May 9/12	$36.79	1,000
May 10/02	Gagnon, Dave	May 9/12	$36.79	1,000
May 10/02	Moisan, Richard	May 9/12	$36.79	1,000
May 10/02	Berthiaume, Pierre	May 9/12	$36.79	1,000
May 10/02	Lizotte, Donald	May 9/12	$36.79	1,500
May 10/02	Dominique, Normand	May 9/12	$36.79	2,250
May 10/02	Douglas, Ian	May 9/12	$36.79	2,000
May 10/02	Déry, Frédéric	May 9/12	$36.79	750
May 10/02	Johnston, Nancy	May 9/12	$36.79	750
May 10/02	Carroll, Rankin	May 9/12	$36.79	3,500
May 10/02	Singleton, Robert	May 9/12	$36.79	3,000
May 10/02	McGrath, Deidre	May 9/12	$36.79	4,500
May 10/02	Phillips, Michele	May 9/12	$36.79	2,000
May 10/02	Baim, Barry	May 9/12	$36.79	3,500
May 10/02	Innes, Jennifer	May 9/12	$36.79	750
May 10/02	Baxter, Derek	May 9/12	$36.79	1,500
May 10/02	Ross, Michael	May 9/12	$36.79	6,000
May 10/02	Rochefort, Peter	May 9/12	$36.79	750
May 10/02	Baskin, David	May 9/12	$36.79	3,500
May 10/02	McGuire, Josie	May 9/12	$36.79	1,000
May 10/02	Paterson, Ron	May 9/12	$36.79	1,000
May 10/02	McEleney, Patrick	May 9/12	$36.79	1,000
May 10/02	Bombaci, Peter	May 9/12	$36.79	1,000
May 10/02	Coschignano, Frank	May 9/12	$36.79	1,000
May 10/02	Crone, Michael	May 9/12	$36.79	1,500
May 10/02	Dart, William	May 9/12	$36.79	1,000
May 10/02	Molson, Geoffrey E.	May 9/12	$36.79	7,000

May 10/02	Carroll, Sarah	May 9/12	$36.79	1,250
May 10/02	Laurin, Steve	May 9/12	$36.79	2,500
May 10/02	Smith, Peter	May 9/12	$36.79	2,000
May 10/02	Ricci, Flora	May 9/12	$36.79	2,500
May 10/02	Andru, Robert	May 9/12	$36.79	2,500
May 10/02	Sihvo, Hari	May 9/12	$36.79	2,500
May 10/02	Scarsbrook, Kerry	May 9/12	$36.79	2,500
May 10/02	Colucci, Rosa	May 9/12	$36.79	1,500
May 10/02	Gallagher, Douglas	May 9/12	$36.79	2,000
May 10/02	Davey, Judy	May 9/12	$36.79	4,500
May 10/02	Armstrong, Jeff	May 9/12	$36.79	1,500
May 10/02	Klaasen, David	May 9/12	$36.79	3,000
May 10/02	Smith, Stephen	May 9/12	$36.79	1,500
May 10/02	Tousaw, C. Richard	May 9/12	$36.79	1,750
May 10/02	Joly, Viviane	May 9/12	$36.79	3,500
May 10/02	Parker, Ian	May 9/12	$36.79	1,500
May 10/02	Askin, Mark	May 9/12	$36.79	2,500
May 10/02	Miller, Paul	May 9/12	$36.79	3,500
May 10/02	Dagher, Fadi	May 9/12	$36.79	4,500
May 10/02	Thompson, Armand	May 9/12	$36.79	6,000
May 10/02	Matheson, Scott	May 9/12	$36.79	2,000
			SUBTOTAL	**686,000**

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
			SUBTOTAL	**(0)**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
May 21/02	Berthelet, Danny	May 18/01	1,750	712
May 9/02	Cholette, Robert	June 27/00	3,000	1,849
May 9/02	Cholette, Robert	Sep. 7/99	1,750	1,152
May 21/02	Duval, Philippe	May 18/01	4,500	1,832
May 21/02	Ellis, Scott	May 18/01	2,250	916
May 27/02	Fortin, Paul-André	May 18/01	750	294
May 21/02	Gagnon, Madeleine	May 18/01	1,750	712
May 12/02	Gilbert, Keith	Sep. 7/99	1,500	994
May 12/02	Gilbert, Keith	June 27/00	4,250	2,641
May 21/02	Hrycyk, Gregory	May 18/01	750	305
May 21/02	Klompas, Harry	May 16/95	3,000	2,194
May 21/02	Nunes, Christopher	May18/01	625	254
May 16/02	O'Neill, Daniel J.	Feb. 17/99	500,000	362,008
May 21/02	Rainville, Philippe	May 18/01	4,500	1,832
May 17/02	Shier, Blair A.	May 11/99	33,333	23,427
May 21/02	Singleton, Robert	May 18/01	2,500	1,017
May 17/02	Stevens, Sharon L.	Apr. 30/98	2,000	1,283
May 21/02	Tremblay, Marieke	May 18/01	1,250	508
		SUBTOTAL	**(569,458)**	**(403,930)**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
May 9/02	Seagram, Norman M.	Sep. 6/96	May 9/02	$10.28	25,000
				SUBTOTAL	**(25,000)**
Stock Option Outstanding — Closing Balance					**5,656,434**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		8,690,877
Additional shares Listed Pursuant to the Plan (ADD)	0	
Stock Options Exercised (SUBTRACT)	(0)	
Stock Appreciation Rights (SUBTRACT)	(403,930)	
Closing Share Reserve Balance at end of period		**8,286,947**

All information reported in this Form is for the month of **MAY, 2002**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Carole Gagnon
PHONE / EMAIL	(514) 590-6338 / cxgagnon@molson.com
DATE	June 26, 2002

(20)

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**22,999,434**
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	(0)	
	Other Issuance (provide description)		
SUBTRACT:	Issuer Bid Purchase		
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**22,999,434**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

		# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		**N/A**

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		**N/A**

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM:

Stock Options Outstanding — Opening Balance	**N/A**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
		SUBTOTAL		

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	

Stock Option Outstanding — Closing Balance	**N/A**

(22)

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM:	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		N/A
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		**N/A**

All information reported in this Form is for the month of **MAY, 2002**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE June 26, 2002

From: Gagnon, Carole
Sent: Tuesday, July 23, 2002 10:27 AM
To: 'TSE Reporting'
Subject: Change in Outstanding and Reserved Securities Report - Form 1

Please find attached the above report for month of June 2002, covering our MOL.A and MOL.B shares.

Do not hesitate to contact me if you have any questions. Thank you.

TSE - 02-June - MOLA.doc

TSE - 02-June - MOLB.doc

Carole Gagnon
Corporate Administrator
Molson Inc.
Telephone: (514) 590-6338
Facsimile: (514) 590-6358
Cellular: (514) 973-4883

(24)

FORM: 1 | CHANGE IN OUTSTANDING AND RESERVED SECURITIES

WHEN TO FILE: Within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred (including a reduction in such number that results from a cancellation or redemption of securities). If no such change has occurred, a nil report should be filed.

HOW:

For Companies Reporting to the Toronto TSE Office:
Via fax to 416.947.4547 or via email to companyreg@tse.com

For Companies Reporting to the Montreal TSE Office:
Via fax to 514.871.3533 or via email to companyreg@tse.com

QUESTIONS:

For Companies Reporting to the Toronto TSE Office:
Email companyreg@tse.com or contact the TSE Company Reporting representative who is responsible for the Company (based on the first letter(s) of the Company's name), as follows:

Company Name	Phone
A – Em	416.947.4538
En – N	416.947.4504
O – Z	416.947.4616

For all Companies Reporting to the Montreal TSE Office:
Call 514.871.7874

NOTE:

The Company may customize the form to ensure that the charts below contain all applicable information relating to the issuer. Each share compensation arrangement which involves the issuance of treasury securities must have its own chart.

This Form replaces the "Changes in Capital Structure" form.

Although the Closing Issued and Outstanding Share Balance figure to be entered on the last line of Section A of this Form will be posted on the TSE website, no other information provided by the Company in this Form will be made available for public view.

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**105,153,664**
ADD:	Stock Options Exercised	25,993	
	Share Purchase Plan	0	
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	203,416	
	Other Issuance (provide description):	0	
SUBTRACT:	Issuer Bid Purchase	(1,100,000)	
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**104,283,073**

NOTE: *If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the* Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM: ***Optional Stock Dividend and Share Purchase Plan***		
	Opening Reserve for Dividend Reinvestment Plan		**929,285**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		(0)
	Closing Reserve for Dividend Reinvestment Plan		**929,285**

(26)

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***

Stock Options Outstanding — Opening Balance	**5,656,434**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
June 19/02	Morin, Sylvia	June 18/12	$33.82	10,000
June 19/02	Freedman, Ian	June 18/12	$33.82	8,000
June 19/02	Ingram, Robert A.	June 18/12	$33.82	5,000
June 19/02	O'Brien, David P.	June 18/12	$33.82	5,000
June 19/02	Gonçalves, Luiz O.P.	June 18/12	$33.82	5,000
June 19/02	Beauregard, Luc	June 18/12	$33.82	3,400
June 19/02	Barber, Lloyd I.	June 18/12	$33.82	3,400
June 19/02	Riley, H. Sanford	June 18/12	$33.82	3,400
June 19/02	Molson, Stephen T.	June 18/12	$33.82	3,400
June 19/02	Drapkin, Donald G.	June 18/12	$33.82	3,400
June 19/02	Colson, Daniel W.	June 18/12	$33.82	3,400
June 19/02	Bellini, Dr. Francesco	June 18/12	$33.82	3,400
June 19/02	Barrett, Matthew W.	June 18/12	$33.82	3,400
			SUBTOTAL	**60,200**

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
June 27/02	Barber, Lloyd I.	June 30/92	$31.70	14,000
June 19/02	Caruso, John D.	May13/97	$32.80	2,000
			SUBTOTAL	**(16,000)**

27

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
June 7/02	Bidulka, Brian	May 18/01	2,500	997
June 26/02	De Saldanha, Adrian A.	Apr. 30/98	2,000	1,153
June 27/02	Duval, Philippe	June 27/00	3,750	2,067
June 10/02	Ellis, Scott	June 27/00	1,750	1,081
June 10/02	Ellis, Scott	Sep. 7/99	3,500	2,308
June 25/02	Lahti, Kenneth J.	Apr. 30/98	2,500	1,441
June 3/02	Patterson, Robert G.	May 14/96	500	341
June 13/02	Trudel, François	May 18/01	750	271
June 19/02	Vennat, Catherine	May 18/01	1,000	334
		SUBTOTAL	**(18,250)**	**(9,993)**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
May 31/02	Cameron, Cheryl	May 18/01	May 17/11	$22.50	2,250
May 28/02	Levinson, Loretta	May 18/01	May 17/11	$22.50	3,750
May 28/00	Carefoote, Jeffrey	Sep. 9/99	Sep. 9/09	$12.515	16,500
				SUBTOTAL	**(22,500)**
Stock Option Outstanding — Closing Balance					**5,659,884**

28

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		**8,286,947**
Additional shares Listed Pursuant to the Plan (ADD)	0	
Stock Options Exercised (SUBTRACT)	(16,000)	
Stock Appreciation Rights (SUBTRACT)	(9,993)	
Closing Share Reserve Balance at end of period		**8,260,954**

All information reported in this Form is for the month of **JUNE, 2002**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Carole Gagnon
PHONE / EMAIL	(514) 590-6338 / cxgagnon@molson.com
DATE	July 22, 2002

29

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**22,999,434**
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	(203,416)	
	Other Issuance (provide description)		
SUBTRACT:	Issuer Bid Purchase	(100,000)	
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**22,696,018**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

		# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		**N/A**

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		**N/A**

TSE

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM:

Stock Options Outstanding — Opening Balance	**N/A**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
		SUBTOTAL		

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	

Stock Option Outstanding — Closing Balance	**N/A**

(31)

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM:	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		N/A
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		**N/A**

All information reported in this Form is for the month of **JUNE, 2002**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Carole Gagnon
PHONE / EMAIL	(514) 590-6338 / cxgagnon@molson.com
DATE	July 22, 2002

32

DIVIDEND / DISTRIBUTION DECLARATION

DATE OF DECLARATION 02 | 05 | 2002 (DD MM YYYY)

Type of Security and Stock Symbol on which Dividend / Distribution declared

Class 'A' non-voting shares: MOL.A and Class 'B' common shares: MOL.B

Amount of Dividend / Distribution per share (if special dividend, stock dividend, or dividend in foreign currency, please give details)

Quarterly Dividend of $0.10/share.
Converted to U.S. funds at noon rate prevailing on Record Date.

PAYABLE DATE 01 | 07 | 2002 (DD MM YYYY)

RECORD DATE 14 | 06 | 2002 (DD MM YYYY)

NOTE: Upon receipt of this Form, the TSE will determine the ex-dividend date.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE May 2, 2002

****
*** RAPPORT ÉMISSION ***
****

33

ÉMISSION OK

N° ÉM/RÉC	0796
TÉLÉPHONE CONNEX	914169474547
SOUS-ADRESSE	
IDENT CONNEXION	TSE
h DÉBUT	05/02 17:14
DURÉE	00'14
PGS. TRANSMISES	1
RÉSULTAT	OK

FORM: 5 | Company Name: MOLSON INC. | Stock Symbol: MOL.A MOL.B

DIVIDEND / DISTRIBUTION DECLARATION

DATE OF DECLARATION: 02 (DD) 05 (MM) 2002 (YYYY)

Type of Security and Stock Symbol on which Dividend / Distribution declared

Class 'A' non-voting shares: MOL.A and Class 'B' common shares: MOL.B

Amount of Dividend / Distribution per share (if special dividend, stock dividend, or dividend in foreign currency, please give details)

Quarterly Dividend of $0.10/share.
Converted to U.S. funds at noon rate prevailing on Record Date.

PAYABLE DATE: 01 (DD) 07 (MM) 2002 (YYYY)

RECORD DATE: 14 (DD) 06 (MM) 2002 (YYYY)

NOTE: Upon receipt of this Form, the TSE will determine the ex-dividend date.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME: Carole Gagnon

PHONE / EMAIL: (514) 590-6338 / cxgagnon@molson.com

DATE: May 2, 2002

(34)

DIVIDEND / DISTRIBUTION DECLARATION

DATE OF DECLARATION

24	07	2002
DD	MM	YYYY

Type of Security and Stock Symbol on which Dividend / Distribution declared

Class 'A' non-voting shares: MOL.A and Class 'B' common shares: MOL.B

Amount of Dividend / Distribution per share (if special dividend, stock dividend, or dividend in foreign currency, please give details)

Quarterly Dividend of $0.10/share.
Converted to U.S. funds at noon rate prevailing on Record Date.

PAYABLE DATE

01	10	2002
DD	MM	YYYY

RECORD DATE

13	09	2002
DD	MM	YYYY

NOTE: Upon receipt of this Form, the TSE will determine the ex-dividend date.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE July 24, 2002

TSE

From: Gagnon, Carole
Sent: Wednesday, July 24, 2002 3:04 PM
To: 'advisoryaffairs@tsx.ca'
Subject: Dividend Declaration - Molson Inc.

Following our advisal to your Dividend Administrator, please find attached our Dividend Declaration as of today.

TSE - Div Form 5.doc

Do not hesitate to contact us if you have any questions. Regards.

Carole Gagnon
Corporate Administrator
Molson Inc.
Telephone: (514) 590-6338
Facsimile: (514) 590-6358
Cellular: (514) 973-4883

c1136
r f BC-a-Molson-resultsEarni 05-02 2837
News release via Canada NewsWire, Montreal 514-878-2520

Attention Business Editors:
Molson Delivers on Commitments - Year-End Results - Net Earnings Grow 37% and EBIT 23%

MONTREAL, May 2 /CNW/ - Molson Inc. announced today earnings for the fiscal year and the fourth quarter ending March 31, 2002.

FISCAL 2002

HIGHLIGHTS

- Comparable operating profit (EBIT) up 23%
- Comparable net earnings from continuing operations up 37% to $194 million(i)
- Comparable net earnings per share from continuing operations up 36% to $1.62 per share
- Cash flow from continuing operations increased 26% to $292 million
- Cash flow per share from continuing operations increased 25% from $1.95 to $2.43 per share
- Net sales revenue up 13% to $2.1 billion
- Total volume up 21% with Canada up 2.7%
- National market share up 0.1% to 45.1%
- Core brands market share up 0.9%

(i) Comparable net earnings exclude amortization of intangible assets of $29.9 million, net of tax, previously recorded in fiscal 2001, based on new accounting rules relating to intangible assets and a non-cash $15.0 million reduction in income tax expense recorded in the current year ($25.5 million last year) to reflect changes in enacted future income tax rates and excluding the after-tax provision for rationalization of $33.5 million recorded in the current year.

FINANCIAL PERFORMANCE

Net sales revenue for the year ended March 31, 2002 increased 13% to $2.1 billion. The increase is comprised of a 5% revenue increase in Molson's operations in Canada and the consolidation of Molson's Brazilian operations of Bavaria for the entire year and Kaiser since March 19, 2002. Total net sales revenue from operations in Brazil were $128 million in fiscal 2002 compared to $33 million last year. Volume increased by 21% to 14.3 million hectolitres with volume in Canada increasing 2.7%.

Comparable operating profit (EBIT) grew by 23% to $371.8 million, well exceeding Molson's commitment of 14.5% annual growth. This performance is mainly attributable to sales growth and the timely implementation of Project 150 cost reduction initiatives.

"In Fiscal 2002, Molson delivered both its financial and its strategic commitments to shareholders" said Daniel J. O'Neill, President and CEO of Molson. "Financially, Molson exceeded the 14.5% annual EBIT growth target reaching 23%, while accelerating the international diversification strategy with the acquisition of Kaiser on March 18, 2002. Molson, more than ever, is in a position to deliver sustainable long term returns to shareholders."

Net earnings from continuing operations for the year ended March 31, 2002 were $175.6 million or $1.46 per share, a 28% increase from $137.2 million for the same period last year. Fiscal 2002 results reflected a non-cash $15.0 million reduction in future tax liabilities while the adjustment amounted to $25.5 million in the previous year. The current year results also include a $50 million charge in relation to the closure of Molson's Regina brewery. As a result, comparable net earnings from continuing operations for

the year, excluding the Regina provision, intangible asset amortization and the change in enacted tax rates, increased 37% to $194.1 million or $1.62 per share compared to $141.6 million or $1.19 per share in fiscal 2001.

The acquisition of Kaiser closed on March 18, 2002. Kaiser's operating results since March 19, 2002 have been included in the Corporation's accounts including 100% of the Kaiser balance sheet as at March 31, 2002. The subsequent sale of a 20% interest in the Brazilian operations to Heineken for US$218 million in cash, also announced on March 18, 2002, closed on April 17, 2002 and will be recorded in the first quarter of fiscal 2003.

"The Kaiser transaction is clearly a transformational event for Molson" said Mr. O'Neill. "The acquisition doubles total company volume, moving Molson to global brewer status while maintaining the current footprint. Additionally, the issuance of US$150 million of Molson common shares aligns the interests of the Coca Cola distributors with Kaiser's."

OPERATING PERFORMANCE

Total industry sales volume in Canada increased 2.5% versus a year ago to 21.1 million hectolitres in fiscal 2002. Over the same period, Molson's volume in Canada increased 2.7% to 9.5 million hectolitres and its average estimated market share of all beer sold in Canada increased by 0.1 share points to 45.1%.

While Molson volume in the United States decreased 12% year-over-year, the decline occurred mainly in the first two quarters of the year with the last two quarters showing a clear recovery trend. In the third quarter, volume declined by 8.4% and, in the fourth quarter, volume was up 1.3% compared to the same quarter last year.

FOURTH QUARTER 2002

HIGHLIGHTS

- Comparable operating profit (EBIT) up 15%(i)
- Comparable net earnings from continuing operations increased by 30% to $33.6 million compared to $25.7 million last fiscal year(i)
- Comparable net earnings per share from continuing operations increased 27% to $0.28 per share
- Cash flow from continuing operations increases 41% to $57.7 million
- Cash flow per share from continuing operations increases 41% from $0.34 to $0.48 per share
- Net sales revenue increased 10% to $455.9 million
- Volume up 12% including Bavaria and Kaiser
- Canadian domestic volume up 1.5%
- Core brand market share up 0.8%
- National market share up 0.1% to 45.3%

(i) Comparable earnings exclude amortization of intangible assets of $8.1 million, net of tax, recorded in the quarter ended March 31, 2001, based on new accounting rules relating to intangible assets.

FINANCIAL PERFORMANCE

Revenue for the quarter ended March 31, 2002 increased 10% to $455.9 million. Volume increased by 12.3% to 3.3 million hectolitres with volume in Canada growing 1.5%. Comparable operating profit for the fourth quarter increased 15% to $67.9 million compared to $59 million for the same period last year. Comparable net earnings from continuing operations for the three-month period were $33.6 million or a 30% increase from $25.7 million a year before. Comparable earnings per share from continuing operations increased 27% to $0.28 per share from $0.22 per share for the fourth quarter of fiscal 2001. Cash flow from continuing operations, for the fourth quarter increased by 41% to $57.7 million, compared to $40.9 million a year earlier.

OPERATING PERFORMANCE

For the fourth quarter, total industry sales volume increased 1.4% to 4.1 million hectolitres while Molson volume was up 1.5% to 1.9 million hectolitres. Molson's average estimated market share for all beer sold in Canada during the quarter ended March 31, 2002 increased by 0.1 share points to 45.3%.

In the United States, Molson volume grew 1.3% for the quarter building on the improved trend from the previous quarter. The Corporation is well prepared for the important summer months.

The Molson Board of Directors approved a quarterly dividend of $0.10 per share on the Class "A" non-voting shares and the Class "B" common shares. This dividend is payable on July 1, 2002 to shareholders of record at the close of business on June 14, 2002.

Molson (TSE: MOL.A) is Canada's pre-eminent brewer with approximately $3 billion in annual sales. Founded in 1786, Molson is North America's oldest beer brand and a global brand name with products that include Molson Canadian, Molson Export, Molson Dry, Rickard's and the Brazilian beer brands Kaiser and Bavaria.

INVITATION TO CONFERENCE CALL

Molson will host a conference call today at 4:00 PM EST (approximate duration of one hour) to discuss financial results and respond to analyst and investor questions. All other interested parties are invited to participate in the conference call in "listen-only" mode. The dial-in number is 1-800-478-9326 or 1-416-695-5801.

For those unable to listen to the call live, a replay will be available for seven days beginning at 9:00 p.m. DST. The replay phone number is 1-416-695-5800 with access code 1151136.

<<

MOLSON INC. - COMPARABLE NET EARNINGS

Unaudited	Net earnings for the three months ended March 31		Net earnings per share for the three months ended March 31	
(Dollars in millions, except per share amounts)	2002	2001	2002	2001
Net earnings from continuing operations including amortization of intangible assets (former basis)	25.5(i)	17.6	0.21(i)	0.15
Addback intangible asset amortization, net of tax (ii)	8.1	8.1	0.07	0.07
Comparable net earnings from continuing operations	33.6	25.7 (iii)	0.28	0.22 (iii)

	Net earnings for the years ended March 31		Net earnings per share for the years ended March 31	

(Dollars in millions, except per share amounts)	2002	2001	2002	2001
Net earnings from continuing operations including amortization of intangible assets (former basis)	143.2(i)	137.2	1.19(i)	1.15
After-tax adjustments to arrive at comparable net earnings:				
Provision for rationalization	33.5	-	0.28	-
Adjustment related to changes in enacted future tax rates	(15.0)	(25.5)	(0.12)	(0.21)
Comparable net earnings from continuing operations, including intangible asset amortization	161.7	111.7	1.35	0.94
Addback intangible asset amortization, net of tax (ii)	32.4	29.9	0.27	0.25
Comparable net earnings from continuing operations	194.1	141.6(iii)	1.62	1.19 (iii)

(i) Represents results for the quarter and the year ended March 31, 2002 had the Corporation continued to amortize goodwill and intangible assets instead of adopting the new accounting standard dealing with goodwill and other intangible assets.

(ii) In determining its results for the quarter and the year ended March 31, 2002, the Corporation has adopted the new accounting standard dealing with goodwill and other intangible assets. Under the new standard, goodwill and other intangible assets are not amortized, but are tested for impairment at least annually as well as on adoption of the standard.

(iii) Represents results for the quarter and the year ended March 31, 2001 excluding amortization of intangible assets and the impact of the fiscal 2001 tax rate reductions.

MOLSON INC. - CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended March 31		Years ended March 31	
(Dollars in millions, except per share amounts)	2002 Unaudited	2001 Unaudited	2002	2001
Sales and other revenues	$ 619.3	$ 552.3	$ 2,830.8	$ 2,483.4
Brewing excise and sales taxes	163.4	136.0	728.5	626.3
	455.9	416.3	2,102.3	1,857.1
Cost and expenses				
Cost of sales, selling and administrative costs	374.8	348.2	1,675.9	1,505.6
Provision for rationalization	-	-	50.0	-

	374.8	348.2	1,725.9	1,505.6
Earnings before interest, income taxes and amortization	81.1	68.1	376.4	351.5
Amortization of property, plant and equipment	13.2	9.1	54.6	49.4
Amortization of intangible assets	-	10.5	-	38.5
Earnings before interest and income taxes	67.9	48.5	321.8	263.6
Net interest expense	16.3	20.3	65.5	68.7
Earnings before income taxes	51.6	28.2	256.3	194.9
Income tax expense	18.0	10.6	80.7	57.7
Earnings from continuing operations	33.6	17.6	175.6	137.2
Earnings (loss) from discontinued operations	-	0.9	2.0	(3.3)
Net earnings	$ 33.6	$ 18.5	$ 177.6	$ 133.9
Net earnings per share from continuing operations				
Basic	$ 0.28	$ 0.15	$ 1.46	$ 1.15
Diluted	$ 0.27	$ 0.14	$ 1.44	$ 1.14
Net earnings per share				
Basic	$ 0.28	$ 0.16	$ 1.48	$ 1.12
Diluted	$ 0.27	$ 0.15	$ 1.45	$ 1.11

MOLSON INC. - CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Years ended March 31, 2002 and 2001 (Dollars in millions)	2002	2001
Retained earnings - beginning of year	$ 328.1	$ 557.1
Charge against retained earnings as a result of implementation of new accounting rules	-	(320.0)
Retained earnings - beginning of year, as restated	328.1	237.1
Net earnings	177.6	133.9
	505.7	371.0
Dividends - cash	45.0	40.6
Dividends - stock	0.4	2.3
	45.4	42.9
Retained earnings - end of year	$ 460.3	$ 328.1

MOLSON INC. - CONSOLIDATED BALANCE SHEETS

As at March 31, 2002 and 2001 (Dollars in millions)	2002	2001	2002 Pro Forma(i) Unaudited

Assets			
Current assets			
Cash and short-term investments	$ 71.0	$ 70.1	$ 71.0
Accounts receivable	192.1	102.3	192.1
Inventories	183.5	138.9	183.5
Prepaid expenses	55.2	51.8	55.2
Current assets of discontinued operations	8.4	69.3	8.4
	510.2	432.4	510.2
Investments and other assets	122.5	93.0	122.5
Property, plant and equipment	1,186.5	914.9	1,186.5
Intangible assets	2,671.7	1,518.8	2,671.7
Non-current assets of discontinued operations	30.1	321.7	30.1
	$ 4,521.0	$ 3,280.8	$ 4,521.0
Liabilities			
Current liabilities			
Accounts payable and accruals	$ 508.7	$ 365.7	$ 508.7
Provision for rationalization costs	46.3	49.2	46.3
Taxes payable	153.9	98.6	153.9
Dividends payable	12.0	10.8	12.0
Future income taxes	91.9	49.5	91.9
Current portion of long-term debt	58.9	-	58.9
Current liabilities of discontinued operations	3.8	44.6	3.8
	875.5	618.4	875.5
Long-term debt	1,687.2	1,204.4	1,339.2
Deferred gain	44.7	50.8	44.7
Other long-term liabilities	288.0	74.3	288.0
Future income taxes	348.4	381.1	348.4
Minority interest	-	-	268.0
Non-current liabilities of discontinued operations	103.3	156.4	103.3
	3,347.1	2,485.4	3,267.1
Shareholders' equity			
Capital stock	719.4	477.6	719.4
Retained earnings	460.3	328.1	540.3
Unrealized translation adjustments	(5.8)	(10.3)	(5.8)
	1,173.9	795.4	1,253.9
	$ 4,521.0	$ 3,280.8	$ 4,521.0

(i) The cash received from the sale of 20% of Molson's Brazilian operations to Heineken will be used to reduce the debt resulting from the acquisition of Kaiser. One-time costs which have yet to be determined relating to the realization of certain synergies between Bavaria and Kaiser will reduce the gain in the first quarter of fiscal 2003.

MOLSON INC. - CONSOLIDATED STATEMENTS OF CASH FLOWS

Three

(Dollars in millions, except per share amounts)	months ended March 31 2002 Unaudited	months ended March 31 2001 Unaudited	Years ended March 31 2002	Years ended March 31 2001
Operating activities				
Net earnings from continuing operations	$ 33.6	$ 17.6	$ 175.6	$ 137.2
Provision for rationalization	-	-	50.0	-
Amortization of property, plant and equipment	13.2	9.1	54.6	49.4
Amortization of intangible assets	-	10.5	-	38.5
Future income taxes	(5.7)	(4.6)	9.9	21.8
Other	16.6	8.3	2.2	(14.9)
Cash provided from operations	57.7	40.9	292.3	232.0
Provided from working capital	42.7	10.5	44.8	44.5
Rationalization costs	(3.3)	(9.1)	(15.5)	(48.3)
Cash provided from operating activities	97.1	42.3	321.6	228.2
Investing activities				
Business acquisitions	(1,136.3)	(16.9)	(1,136.3)	(374.5)
Proceeds from sale of investment in Molson USA, LLC.	-	97.5	-	97.5
Additions to property, plant and equipment (net)	(47.8)	(35.2)	(63.0)	(57.0)
Additions to investments and other assets	-	(3.1)	(3.0)	(8.3)
Additions to intangible assets	-	-	(2.0)	-
Proceeds from disposal of investments and other assets	0.1	3.1	39.8	39.0
Cash provided from (used for) investing activities	(1,184.0)	45.4	(1,164.5)	(303.3)
Financing activities				
Increase in long-term debt	867.2	-	867.2	261.6
Reduction in long-term debt	(257.7)	(149.7)	(427.0)	(166.8)
Shares issued for business acquisition	238.2	-	238.2	-
Securitization of accounts receivable	(17.0)	57.0	(2.0)	57.0
Cash dividends paid	(11.7)	(10.7)	(45.0)	(40.6)
Other	0.2	1.4	4.4	6.8
Cash provided from (used for) financing activities	819.2	(102.0)	635.8	118.0
Increase (decrease) in net cash from continuing operations	(267.7)	(14.3)	(207.1)	42.9
Increase in net cash from discontinued operations	2.4	7.7	201.2	8.8
Increase (decrease) in net cash	(265.3)	(6.6)	(5.9)	51.7
Net cash, beginning of period	336.3	83.5	76.9	25.2

Net cash, end of period	$ 71.0	$ 76.9	$ 71.0	$ 76.9
Net cash consists of:				
Cash and cash equivalents	$ 71.0	$ 70.1	$ 71.0	$ 70.1
Cash and cash equivalents of discontinued operations	-	6.8	-	6.8
Net cash, end of period	$ 71.0	$ 76.9	$ 71.0	$ 76.9
Cash flow per share provided from operations				
Basic	$ 0.48	$ 0.34	$ 2.43	$ 1.95

MOLSON INC. - SEGMENT DISCLOSURES

The following table includes the segmented results of the Corporation for the year ended March 31, 2002 and 2001.

(Dollars in millions)	Canada	Brazil	Other	Total
Revenues from external customers				
2002	2,520.1	224.0	86.7	2,830.8
2001	2,417.7	47.0	18.7	2,483.4
Inter-segment revenues				
2002	32.6	-	-	32.6
2001	9.6	-	-	9.6
EBITDA before provision for rationalization				
2002	453.6	4.5	(31.7)	426.4
2001	375.7	2.3	(26.5)	351.5
Amortization of capital assets				
2002	47.2	7.3	0.1	54.6
2001	84.9	1.9	1.1	87.9
Assets				
2002	2,424.7	1,816.4	241.4	4,482.5
2001	2,508.7	170.1	211.0	2,889.8
Additions to capital assets				
2002	74.0	1,446.2	0.4	1,520.6
2001	55.3	158.2	152.2	365.7

MOLSON INC. - OPERATING STATISTICS

Molson Canada's Estimated Market Share (%)	For the three months ended March 31 2002	2001	For the years ended March 31 2002	2001
Including sales of imports:				
Canada	45.3	45.2	45.1	45.0
Quebec/Atlantic	43.2	43.0	42.7	42.5
Ontario/West	46.3	46.3	46.4	46.4

Volume (millions of hectolitres)	For the three months ended March 31 2002	2001	For the years ended March 31 2002	2001

Industry volume in Canada	4.1	4.1	21.1	20.5
Molson (Canada)	1.9	1.8	9.5	9.2
Molson production for shipment to the United States	0.4	0.4	1.8	1.9
Brazil	1.0	0.6	3.0	0.6
Total Molson volume	3.3	2.8	14.3	11.7

>>
%SEDAR: 00001968EB

-0- 05/02/2002

/For further information: Danielle Dagenais, Vice President, Investor Relations, (514) 599-5392; Robert Coallier, Executive Vice President and Chief Financial Officer, (514) 598-6971/

(MOL.A. MOL.B.)

CO: Molson Inc.
ST: Quebec
IN: FOD
SU: ERN

-30-

CNW 13:34e 02-MAY-02

c3416
r f BC-a-Molson-acquires 05-08 0122
News release via Canada NewsWire, Montreal 514-878-2520

Attention Business Editors:
R.I. Molson acquires shares

MONTREAL, May 8 /CNW/ - Mr. R. Ian Molson, Deputy Chairman of the Board of Molson Inc. (the "Corporation") has acquired through The Swiftsure Settlement, on the Toronto Stock Exchange, 26,580 Class "B" common shares of the Corporation or 0,115 % of the total outstanding Class "B" common shares. This acquisition brings Mr. R. I. Molson's indirect holdings in the Corporation to 2.3 million Class "B" common shares or 10 % of the total outstanding Class "B" common shares of the Corporation. Shares were acquired for investment purposes.

%SEDAR: 00001968EB

-0- 05/08/2002

/For further information: Danielle Dagenais, Vice President, Investors Relations, (514) 599-5392/

(MOL.A. MOL.B.)

CO: Molson Inc.
ST: Quebec
IN: FOD SPT
SU:

-30-

CNW 16:01e 08-MAY-02

c3870
r f BC-a-Molson-Projet-Cem 05-09 0326
News release via Canada NewsWire, Montreal 514-878-2520

Attention Business Editors:
Molson Defines the Commitments for Brazilian Operations - Announcing Projeto Cem, R$100 million

MONTREAL, May 9 /CNW/ - At an analyst meeting in Rio de Janeiro, Molson announced today the launch of "Projeto Cem," a three-year program to deliver R$100 million in synergies following the acquisition of Kaiser in Brazil.

"In 1999, Molson launched Project 100, a commitment to reduce costs by $100 million in Canada. As new opportunities were discovered, this program evolved into Project 150 and the target grew to $150 million. Last March, in Canada, Project 100 'the sequel', was launched for a projected incremental $100 million in cost reductions as a result of a global benchmarking exercise. Today, Molson is bringing this rationalization blueprint to Kaiser in Brazil. "Projeto Cem" marks the first step towards establishing the cost structure required to compete in Brazil. In addition, it also sets the targets for revenue improvement in that market. For Molson, Kaiser represents a key driver for profitable revenue growth and thus a key driver in its commitment to remain among the top performing global brewers," said Daniel J. O'Neill, President and Chief Executive Officer of Molson Inc.

"Projeto Cem" is driven by revenue synergies, improved capacity utilization, procurement practices and distribution logistics, as well as, organizational right-sizing.

In relation to this announcement, financial guidance for Molson for the fiscal year 2003 is revised upward to the following targets:

- EBIT growth in excess of 20%
- EPS range of $1.95 - $2.00

Molson (TSX: MOL.A) is Canada's pre-eminent brewer with approximately $3 billion in annual sales. Founded in 1786, Molson is North America's oldest beer brand and a global brand name with products that include Molson Canadian, Molson Export, Molson Dry, Rickard's and the Brazilian beer brands, Kaiser and Bavaria.

%SEDAR: 00001968EB

-0- 05/09/2002

/For further information: Robert Coallier, Executive Vice President and Chief Financial Officer, Molson Inc., (514) 598-6971/

(MOL.B. MOL.A.)

CO: Molson Inc.
ST: Quebec
IN: FOD
SU:

-30-

CNW 13:21e 09-MAY-02

c5964
r f BC-a-Molson-AppointsPres 05-15 0290
News release via Canada NewsWire, Montreal 514-878-2520

Attention Business Editors:
Molson Appoints Robert Coallier as President and CEO of Cervejarias Kaiser

MONTREAL, May 15 /CNW/ - Molson is pleased to announce the appointment of Robert Coallier as President and Chief Executive Officer of Cervejarias Kaiser and Executive Vice President of Molson Inc., effective August 1, 2002. He will be relocating to Brazil.

Robert Coallier joined Molson in May, 2000. As Executive Vice President and Chief Financial Officer, he made a strong contribution to the overall success of Molson and he has played a major role in the acquisition of Cervejarias Kaiser.

"His involvement in the transaction and his personal commitment to its success should greatly enhance Molson's ability to deliver on its commitment to profitably grow in Brazil," said Daniel J. O'Neill, President and Chief Executive Officer of Molson. "Kaiser is a critical element of the Corporation's strategy to remain as one of the top performing brewers in the world and providing Molson's Brazilian operations with strong leadership was a priority."

Miguel Alarcon, the current President and Chief Executive Officer of Cervejarias Kaiser will remain with Kaiser until January 1, 2003. After that date, he will take on an advisory role to the end of the fiscal year.

A search process is underway to find the next Chief Financial Officer of Molson.

Molson (TSX: MOL.A) is Canada's pre-eminent brewer with approximately $3 billion in annual sales. Founded in 1786, Molson is North America's oldest beer brand and a global brand name with products that include Molson Canadian, Molson Export, Molson Dry, Rickard's and the Brazilian beer brands, Kaiser and Bavaria.

%SEDAR: 00001968EB

-0- 05/15/2002

/For further information: Danielle Dagenais, Vice President, Investor Relations, Molson Inc., (514) 599-5392/

(MOL.A.)

CO: Molson Inc.
ST: Quebec
IN: FOD
SU: PER

-30-

CNW 13:33e 15-MAY-02

48

c5796
r f BC-a-Molson-Repurchase 05-15 0294
News release via Canada NewsWire, Montreal 514-878-2520

Attention Business Editors:
Molson Inc. - 1.2 Million Share Repurchase to Offset Potential Dilution

MONTREAL, May 15 /CNW/ - Molson Inc. announces today that it intends to repurchase 1.2 million common shares of either Class "A" Non-Voting Shares or Class "B" Voting Shares representing approximately 0.9% of the total common shares outstanding. The goal of the repurchase is to offset the potentially dilutive effect of stock options issued.

"Molson believes that the alignment of shareholder and employee interests is a key success factor to remain among the top performing brewers in the world. Stock options are a primary vehicle to create such alignment," said Daniel J. O'Neill, President and Chief Executive Officer of Molson Inc. "The launch of a repurchase program to manage the dilution resulting from stock options shows the care taken in delivering long term returns to Molson shareholders."

As at March 31, 2002, Molson had 104.7 million Class "A" Shares and 23.0 million Class "B" Shares outstanding. The share repurchase program, which was previously announced, is already underway. It will be executed according to the Notice of Intention filed with the Toronto Stock Exchange (TSX) in December 2001 and to the by-laws and rules of the exchange. Molson will pay market price for the shares it repurchases and all transactions will take place on the open market.

Molson (TSX: MOL.A) is Canada's pre-eminent brewer with approximately $3 billion in annual sales. Founded in 1786, Molson is North America's oldest beer brand and a global brand name with products that include Molson Canadian, Molson Export, Molson Dry, Rickard's and the Brazilian beer brands, Kaiser and Bavaria.

%SEDAR: 00001968EB

-0- 05/15/2002

/For further information: Danielle Dagenais, Vice President, Investor Relations, Molson Inc., (514) 599-5392/

(MOL.A.)

CO: Molson Inc.
ST: Quebec
IN: FOD SPT
SU:

-30-

CNW 09:24e 15-MAY-02

MOLSON (49)

Press Release

MOLSON DELIVERS ON COMMITMENTS IN BRAZIL
IMPORTANT STEPS IN IMPLEMENTING KAISER'S *PROJETO CEM*

For Immediate Release June 20, 2002

MONTRÉAL – Molson announces today a series of initiatives related to the implementation of *Projeto Cem*, a three-year program to deliver R$100 million in synergies following the acquisition of Kaiser in Brazil.

As a first step, Kaiser is redeploying its production asset base to reach an optimal plant configuration eliminating redundant capacity while maintaining broad geographic reach. As a result, the Getulio Vargas, Camaçari, and Divinopolis plants will be closed today and the Ribeirão Preto plant is being specialized for the production of cans.

The realignment of the production network is planned to accommodate volume growth of 6% yearly for the next three years. Related employee adjustments will reduce headcount by approximately 220. The new plant configuration will create significant savings in logistics and greater efficiency totalling more than R$20M yearly. Finally, Kaiser has started producing both the Bavaria and Kaiser brands throughout the complete production network.

Earlier, Kaiser closed its former Bavaria head-office in Rio de Janeiro and right-sized administrative functions resulting in expected annual savings of R$10M.

Pre-tax restructuring costs of approximately R$20M were recorded in relation to Kaiser assets at the time of the acquisition. Similarly, pre-tax restructuring costs related to the closing of Bavaria plants should represent approximately R$120M and will be recorded against the gain on dilution realized on the previously completed sale to Heineken of a 20% interest in the combined Kaiser-Bavaria operations.

In addition, several initiatives are underway to offset recent currency devaluation in Brazil and capture revenue synergies by adjusting the pricing strategy, focusing on regional market development and improving product distribution.

"The measures announced today are the first steps towards the implementation of *Projeto Cem* which focuses on establishing the cost structure required to compete effectively in Brazil. In addition, it also sets the targets for revenue improvement in that market. For Molson, Kaiser represents a key driver for profitable revenue growth and thus a key driver in its commitment to remain among the top performing global brewers," reiterated Daniel J. O'Neill, President and Chief Executive Officer of Molson Inc.

Molson (TSX: MOL.A) is Canada's pre-eminent brewer with approximately $3.5 billion in annual sales. Founded in 1786, Molson is North America's oldest beer brand and a global brand name with products that include Molson Canadian, Molson Export, Molson Dry, Rickard's and the Brazilian beer brands, Kaiser and Bavaria.

-30-

For further information:

Robert Coallier
Executive Vice President and Chief Financial Officer
Molson Inc.
(514) 598-6971

MOLSON (50)

Press Release - For Immediate Release

MOLSON CONTINUES TO DELIVER THROUGH FIRST QUARTER OF FISCAL 2003

COMPARABLE NET EARNINGS UP 32% AND COMPARABLE EBIT UP 25%

MONTREAL, JULY 24, 2002 – Molson Inc. today announced earnings for the first quarter ending June 30, 2002.

HIGHLIGHTS

- Comparable operating profit (EBIT) up 25% to $130 million
- Comparable net earnings up 32% to $71 million
- Comparable net earnings per share up 24% to $0.56 per share
- Cash flow from operations increased 13% to $92 million
- Cash flow per share increased 6% to $0.72 per share
- Net sales revenue up 21% to $687 million
- Molson total beer volume up 54% with volume in Canada down 2.8%
- Molson's core brand market share in Canada up by 1.5%
- Molson's total market share in Canada down 0.1%

FINANCIAL PERFORMANCE

Despite the soft beer market in Canada and Brazil, Molson continued its track record of exceeding EBIT growth targets, delivering 25% quarterly growth versus last year. The performance was attributable mainly to the consolidation of Kaiser operations in Brazil, the continued focus on Project 150, as well as the impact of price increases taken in the last 12 months.

Net sales revenue for the quarter ended June 30, 2002 rose by 21% to $687 million. The rise stems from a 5% increase in revenue from Molson's operations in Canada and the consolidation of Kaiser. Total net sales revenue from operations in Brazil reached $119 million in the first quarter of fiscal 2003, compared to $23 million for the same period last year. Total Molson volume increased by 54% to 5.8 million hectolitres, while volume in Canada decreased by 2.8%, reflecting the overall category decline.

"The focus during the quarter has been on sound operating business fundamentals, especially in the area of cost improvement in Canada and on establishing a solid base from which to build in Brazil," said Daniel J. O'Neill, President and CEO of Molson. "As a result, our efforts over the last three months have led to an accelerated integration of the Brazil operation." Shifting his attention to the coming months, O'Neill reiterated that, with the prospect of prolonged currency and market volatility, the Corporation's continued strong focus on operational and financial performance will be critical to delivering sustainable long term return to shareholders.

Net interest expense for the quarter was $24 million, a $5 million increase over last year, resulting from higher net debt following the Kaiser acquisition.

Net earnings for the quarter ended June 30, 2002 were $102 million or $0.80 per share, compared to $35 million or $0.29 per share for the same period last year. The current year earnings included a $64.2 million gain on the sale to Heineken of 20% of Molson's operations in Brazil and a $63.5 million pre-tax provision for rationalization costs related to the previously announced plant closures in Brazil. In Fiscal 2002, the first quarter included rationalization costs for the closure of the Regina brewery, as well as a non-cash $15 million reduction of future tax liabilities resulting from the enactment of future tax rate reductions.

As a result, comparable net earnings for the quarter, excluding the Brazilian gain, provisions for rationalization and the change in enacted tax rates, increased 32% to $71 million or $0.56 per share, compared to $54 million or $0.45 per share a year earlier.

Cash flow from operations, for the three months ended June 30, 2002 increased by 13% to $92 million, compared to $82 million for the same period last year.

OPERATIONAL PERFORMANCE

CANADA

In the first quarter of Fiscal 2003, total industry volume in Canada decreased 2.7% versus a year ago to 5.7 million hectolitres. Over the same period, Molson's volume in Canada decreased 2.8%, from 2.6 million hectolitres to 2.5 million. The volume decrease occurred mainly in Ontario and Quebec due to inclement climate conditions. While its average estimated market share of all beer sold in Canada slipped to 44.8%, compared to 44.9% for the corresponding period last year, Molson's core brands performed well overall, gaining 1.5% market share on a national basis. In Ontario, the total market share grew 0.5%.

BRAZIL

As a result of the Kaiser acquisition, Molson's volume in Brazil increased more than three-fold, from 0.6 million hectolitres to 2.8 million.

"The Brazilian integration plan is moving much faster than expected," said Dan O'Neill. "The optimal plant configuration has been put in place, significant progress has been made from a logistics perspective and a procurement review has already led to important savings. The Bavaria brand has been withdrawn from AmBev distributors and price increases were implemented thereby narrowing the competitive price gap. As part of our strategic review of the Brazilian operations, which should be completed by mid-August, we have begun meeting with large individual bottlers with the goal of further enhancing their distribution of our products."

In May, Molson launched "Projeto Cem", a three-year program to deliver R$100 million in synergies following the acquisition of Kaiser in Brazil. The project is driven by revenue synergies, improvements relating to capacity utilization, procurement practices and distribution logistics, as well as organizational right-sizing. In June, the company announced the closure of three plants and the specialization of another in the production of canned beer to eliminate redundant capacity while maintaining broad geographic reach. The new plant configuration is expected to generate yearly savings of R$20M in logistics and efficiency gains. In addition, production integration was completed in the first quarter enabling all Molson's Brazilian-based brewing facilities to produce both Kaiser and Bavaria brands. The Bavaria head-office in Rio de Janeiro was folded into Kaiser's and administrative functions were right-sized for estimated annual savings of R$10M.

UNITED STATES

In the United States, the "Canadian" franchise is one of the fastest growing: Molson Canadian and Canadian Light continue to grow at a rate of 31% versus a year ago. This strong performance did not offset the "traditional brands" slippage, which led to an overall decline of 4.1% compared to a 20.6% drop in the corresponding quarter of Fiscal 2002.

DIVIDEND DECLARATION

The Board of Directors declared a quarterly dividend of $0.10 per share on the Class "A" non-voting shares and the Class "B" common shares. This dividend is payable on October 1, 2002 to shareholders of record at the close of business on September 13, 2002.

Molson Inc. (TSE: MOL.A) is Canada's pre-eminent brewer with over $3.5 billion in annual sales. Founded in 1786, Molson is North America's oldest beer brand and a global brand name with products that include Molson Canadian, Molson Export, Molson Dry, Rickard's and the Brazilian beer brands Kaiser and Bavaria.

This press release contains forward-looking statements reflecting management's current expectations regarding future operating results, economic performance, financial condition and achievements of the Corporation. Forward-looking statements are subject to certain risks and uncertainties and actual results may differ materially. These risks and uncertainties are detailed in Molson filings with the appropriate securities commissions and include risks related to foreign exchange, commodity prices, tax matters, foreign investment and operations as well as contingent liabilities. The Corporation undertakes no obligation to update or revise any forward-looking statements publicly.

-30-

FOR MORE INFORMATION:

MEDIA :
Sylvia Morin
Vice President, Corporate Affairs
(514) 590-6345

INVESTORS & ANALYSTS :
Danielle Dagenais
Vice President, Investor Relations
(514) 599-5392

CONFERENCE CALL INVITATION

Molson will host a 1-hour conference call today at 4:00 PM EST to discuss financial results and respond to analyst and investor questions. The dial-in number is 1-866-546-6145 or 1-416-406-4206.

All other interested parties are invited either to listen in:
- by phone conference call using the same dial-in number above
- by audio webcast of the conference call located at http://www.molson.com.

For those unable to listen to the call live, the following replay mechanisms will be available:
- a phone replay for seven days beginning at 9:00 PM EST - replay phone number: 1-416-695-5800 with access code 1226807
- a webcast replay beginning 15 minutes following the conference call at http://www.molson.com

53

Summary Financial Information by Business Unit

	Sales and Other Revenues		Net Sales Revenues		EBITDA		EBIT	
(Three months ended June 30)	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
Canada	**717.8**	692.1	**546.9**	522.9	**136.8**	114.8	**123.9**	102.4
Brazil (i)	**225.9**	42.9	**119.0**	23.4	**12.4**	2.3	**6.4**	0.6
United States	**24.8**	23.9	**20.9**	19.5	**(0.6)**	0.7	**(0.6)**	0.7
Totals before non-recurring items	**968.5**	758.9	**686.8**	565.8	**148.6**	117.8	**129.7**	103.7
Gain on sale of 20% of Brazilian operations	**-**	-	**-**	-	**64.2**	-	**64.2**	-
Provisions for rationalization	**-**	-	**-**	-	**(63.5)**	(50.0)	**(63.5)**	(50.0)
Consolidated	**968.5**	758.9	**686.8**	565.8	**149.3**	67.8	**130.4**	53.7

(i) Results for the quarter ended June 30, 2002 include 100% of the Corporation's Brazilian operations to April 17, 2002, and the minority interest account reflects 20% of the net earnings of the Brazilian operations thereafter. Results for the quarter ended June 30, 2001 include 100% of the results of Bavaria S.A. in Brazil.

Summary Financial Information in Local Currency

Brazil	**2002**		2001	
(Three months ended June 30)	**$R**	**$CDN**	$R	$CDN
Sales and Other Revenues	**360.0**	**225.9**	63.8	42.9
Net Sales Revenues	**190.0**	**119.0**	34.8	23.4
EBITDA	**20.7**	**12.4**	3.7	2.3
EBIT	**11.1**	**6.4**	0.9	0.6

United States	**2002**			2001		
(Three months ended June 30)	**$US**	**$CDN**	**Molson Inc.'s 50.1% Share ($CDN)**	$US	$CDN	Molson Inc.'s 50.1% Share ($CDN)
Sales and Other Revenues	**31.9**	**49.5**	**24.8**	31.0	47.7	23.9
Net Sales Revenues	**26.9**	**41.8**	**20.9**	25.4	38.9	19.5
EBITDA	**(0.8)**	**(1.2)**	**(0.6)**	0.9	1.4	0.7
EBIT	**(0.8)**	**(1.2)**	**(0.6)**	0.9	1.4	0.7

54

Comparable Net Earnings and Earnings Per Share

	Net earnings for the three months ended June 30		Net earnings per share for the three months ended June 30	
(Dollars in millions, except per share information)	**2002**	2001	**2002**	2001
Net earnings	**101.5**	35.1	**0.80**	0.29
After-tax adjustments to arrive at comparable net earnings:				
Gain on sale of 20% operations in Brazil	**(64.2)**	-	**(0.50)**	-
Provisions for rationalization	**41.9**	33.5	**0.33**	0.28
Minority interest impact on Brazil rationalization provision	**(8.4)**	-	**(0.07)**	-
Tax adjustment related to changes in enacted future tax rates	-	(15.0)	-	(0.12)
Comparable net earnings	**70.8**	53.6	**0.56**	0.45

Volume (Hectolitres in millions)

(Three months ended June 30)	**2002 Estimated**	2001 Actual
Industry volume in Canada	**5.7**	5.8
Molson (Canada)	**2.5**	2.6
Molson production for shipment to the United States	**0.5**	0.6
Brazil	**2.8**	0.6
Total Molson Volume	**5.8**	3.8

Sources: Brewers Association of Canada, provincial liquor authorities and industry distribution companies.

Molson Canada Estimated Market Share (%)

(Three months ended June 30)	**2002 Estimated**	2001 Actual
Including sales of imports:		
Canada	**44.8**	44.9
Quebec / Atlantic	**42.4**	42.8
Ontario / West	**46.1**	46.1

Sources: Brewers Association of Canada, provincial liquor authorities and industry distribution companies.

MOLSON INC.

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF EARNINGS - UNAUDITED

Three months ended June 30, 2002 and 2001 *(Dollars in millions, except per share amounts)*	**2002**	2001
Sales and other revenues	**$ 968.5**	$ 758.9
Brewing excise and sales taxes	**281.7**	193.1
	686.8	565.8
Costs and expenses		
Cost of sales, selling and administrative costs	**538.2**	448.0
Gain on sale of 20% of operations in Brazil	**(64.2)**	-
Provisions for rationalization (note 2)	**63.5**	50.0
	537.5	498.0
Earnings before interest, income taxes and amortization	**149.3**	67.8
Amortization of property, plant and equipment	**18.9**	14.1
Earnings before interest and income taxes	**130.4**	53.7
Net interest expense	**24.3**	18.8
Earnings before income taxes	**106.1**	34.9
Income tax expense (recovery)	**12.7**	(0.2)
Net earnings before minority interest	**93.4**	35.1
Minority interest	**(8.1)**	-
Net earnings	**$ 101.5**	$ 35.1
Net earnings per share		
Basic	**$ 0.80**	$ 0.29
Diluted	**$ 0.78**	$ 0.29

The accompanying notes to the consolidated financial statements are an integral part of these statements.

(56)

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS - UNAUDITED

Three months ended June 30, 2002 and 2001 *(Dollars in millions)*	**2002**	2001
Retained earnings - beginning of year	**$ 460.3**	$ 328.1
Net earnings for the current period	**101.5**	35.1
Dividends	**(12.8)**	(10.8)
Excess of share repurchase price over weighted-average stated capital (note 6)	**(37.7)**	-
Retained earnings - end of period	**$ 511.3**	$ 352.4

The accompanying notes to the consolidated financial statements are an integral part of these statements.

(57)

CONSOLIDATED BALANCE SHEETS

(Dollars in millions)	June 30 2002 (Unaudited)	June 30 2001 (Unaudited)	March 31 2002 (Audited)
Assets			
Current assets			
Cash and short-term investments	$ 35.3	$ 25.0	$ 71.0
Accounts receivable	246.9	170.3	192.1
Inventories	179.3	155.8	183.5
Prepaid expenses	52.8	52.5	55.2
Current assets of discontinued operations	5.2	38.3	8.4
	519.5	441.9	510.2
Investments and other assets	110.4	92.2	122.5
Property, plant and equipment	1,045.1	852.4	1,186.5
Intangible assets (note 5)	2,427.6	1,518.4	2,671.7
Non-current assets of discontinued operations	30.1	329.4	30.1
	$ 4,132.7	$ 3,234.3	$ 4,521.0
Liabilities			
Current liabilities			
Accounts payable and accruals	$ 470.1	$ 384.8	$ 508.7
Provision for rationalization costs	61.5	58.3	46.3
Taxes payable	167.5	149.9	153.9
Dividends payable	12.8	10.8	12.0
Future income taxes	106.3	50.5	91.9
Current portion of long-term debt	44.9	-	58.9
Current liabilities of discontinued operations	8.4	8.3	3.8
	871.5	662.6	875.5
Long-term debt	1,353.0	1,109.3	1,687.2
Deferred gain	43.2	49.3	44.7
Deferred liabilities	225.1	76.7	288.0
Future income taxes	335.5	360.7	348.4
Minority interest	185.1	-	-
Non-current liabilities of discontinued operations	102.1	168.5	103.3
	3,115.5	2,427.1	3,347.1
Shareholders' equity			
Capital stock	713.6	478.0	719.4
Retained earnings	511.3	352.4	460.3
Unrealized translation adjustments	(207.7)	(23.2)	(5.8)
	1,017.2	807.2	1,173.9
	$ 4,132.7	$ 3,234.3	$ 4,521.0

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MOLSON INC.

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED

Three months ended June 30 *(Dollars in millions, except per share amounts)*	**2002**	2001
Operating activities		
Net earnings	**$ 101.5**	$ 35.1
Gain on sale of 20% of operations in Brazil	**(64.2)**	-
Provisions for rationalization (note 2)	**63.5**	50.0
Amortization of property, plant and equipment	**18.9**	14.1
Future income taxes	**0.7**	(19.1)
Minority interest	**(8.1)**	-
Other	**(20.0)**	1.7
Cash provided from operations	**92.3**	81.8
Used for working capital	**(96.3)**	(14.5)
Rationalization costs	**(9.7)**	(2.8)
Cash provided from (used for) operating activities	**(13.7)**	64.5
Investing activities		
Proceeds from sale of 20% of operations in Brazil	**333.9**	-
Additions to property, plant and equipment	**(8.6)**	(2.0)
Additions to investments and other assets	**(0.6)**	(1.2)
Proceeds from disposal of investments and other assets	**9.8**	0.3
Cash provided from (used for) investing activities	**334.5**	(2.9)
Financing activities		
Reduction in long-term debt	**(327.2)**	(95.1)
Securitization of accounts receivable	**28.0**	-
Shares repurchased (note 6)	**(44.5)**	-
Cash dividends paid	**(12.0)**	(10.7)
Cash used for financing activities	**(355.7)**	(105.8)
Decrease in net cash from continuing operations	**(34.9)**	(44.2)
Increase (decrease) in net cash from discontinued operations	**6.5**	(6.3)
Decrease in net cash	**(28.4)**	(50.5)
Effect of exchange rate changes on cash	**(7.3)**	-
Net cash, beginning of period	**71.0**	76.9
Net cash, end of period	**$ 35.3**	$ 26.4
Net cash consists of:		
Cash and cash equivalents	**$ 35.3**	$ 25.0
Cash and cash equivalents of discontinued operations	**-**	1.4
Net cash, end of period	**$ 35.3**	$ 26.4
Cash flow per share provided from operations		
Basic	**$ 0.72**	$ 0.68
Diluted	**$ 0.71**	$ 0.67

The accompanying notes to the consolidated financial statements are an integral part of these statements.

For the three months ended June 30, 2002 and 2001 (Dollars in millions, except per share amounts)

Note 1. Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as outlined in Note 1 of the consolidated financial statements for the year ended March 31, 2002, except as noted below. They do not conform in all respects with disclosures required for annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended March 31, 2002 of Molson Inc.'s 2002 Annual Report.

Effective April 1, 2002, the Corporation adopted, on a prospective basis, the Canadian Institute of Chartered Accountants (CICA) Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments". Under the new standard, the Corporation continues to account for stock options granted to employees and non-employee directors whereby the difference between the exercise price and the market price of the stock at the time of the grant is charged to earnings over the vesting period. Accordingly, the Corporation is also required, under the new standard, to disclose pro forma net income and pro forma earnings per share as if the fair value based method of accounting had been used to account for stock options granted to employees. This method of accounting uses an option pricing model to determine the fair value of stock options granted and the amount is amortized over the period the employee services are rendered. Further details are contained in note 4.

Effective April 1, 2001, the Corporation adopted the CICA Handbook section 3602 "Goodwill and Other Intangible Assets". Under the new standard, which can only be applied prospectively, goodwill and other intangible assets are not amortized, but are tested for impairment at least annually as well as on adoption of the new standard.

Effective April 1, 2001, the Corporation adopted the revised recommendations of the CICA Handbook section 3500 "Earnings per Share". The revised Handbook section requires the use of the treasury stock method to compute the dilutive effect of stock options as opposed to the previously used imputed earnings approach.

In the first quarter of 2002, Molson Inc. also adopted the new recommendations of the CICA Handbook section 1751 "Interim Financial Statements" which changes the requirements for the presentation and disclosure of interim financial statements and the accompanying notes.

Note 2. Provision for Rationalization

During the first quarter of fiscal 2003, the Corporation recorded a pre-tax charge of $63.5 relating to two plant closures of the Bavaria business as well as the termination costs relating to the former Bavaria distribution network. The charge represents primarily the write-down of fixed assets and employee severance costs as well as the distribution termination costs.

For the three months ended June 30, 2002 and 2001 (Dollars in millions, except per share amounts)

Note 2. Provision for Rationalization (Cont'd)

During the first quarter of fiscal 2002, the Corporation recorded a pre-tax charge of $50.0 representing primarily the write-down of fixed assets and employee severance costs relating to the closure of the Regina brewery in March 2002.

Note 3. Earnings per share

The following is a reconciliation of the basic and diluted earnings per share computations for net earnings:

(Three months ended June 30)	**2002**	**2001**
Net earnings	**$ 101.5**	$ 35.1
Weighted average number of common shares outstanding – basic	**127.5**	119.6
Effect of dilutive securities	**2.7**	2.2
Weighted-average number of common shares outstanding – diluted	**130.2**	121.8

The dilutive effect of outstanding stock options on earnings per share is based on the application of the treasury stock method. Under this method, the proceeds from the potential exercise of such stock options are assumed to be used to purchase Class A non-voting shares ("common shares"). During the first quarter of fiscal 2003 options to purchase 686,000 (120,000 – fiscal 2002) common shares were not included in the calculation of diluted earnings per share as the exercise price exceeded the average market price of the shares in the respective quarter. The effect of potential dilutive stock options on cash flow per share provided from operations is calculated on the same basis.

Note 4. Stock-Based Compensation

The Corporation has a stock option plan for eligible employees and non-employee directors of the Corporation, under which Class "A" non-voting shares of the Corporation may be purchased at a price equal to the market price of the common shares at the date of granting of the option. Effective June 30, 2002, the plan was amended to terminate the stock appreciation rights associated with the plan so that each outstanding award consists solely of an employee stock option. The options generally vest over a period of three, four or five years and are exercisable for a period not to exceed 10 years from the date of the grant. At June 30, 2002, there were 5,659,884 options outstanding and 2,601,070 options available for future grants. During the first quarter, the Corporation granted 746,200 stock options at exercise prices ranging between $33.82 and $36.79.

61

Note 4. Stock-Based Compensation (Cont'd)

The Corporation accounts for these awards whereby the difference between the exercise price and the market price of the stock at the time of grant is charged to earnings. Accordingly, no compensation cost has been recognized for its stock option plan. If the Corporation had determined compensation cost related to its stock option plan based on the fair value at the grant dates for awards granted for the three month period ended June 30, 2002, the Corporation's net income and earnings per share would have been reduced to the pro forma amounts indicated below. The pro forma effect of awards granted prior to April 1, 2002 has not been included.

(Three months ended June 30) *(Dollars in millions, except per share amounts)*	**2002**
Net earnings as reported	**$ 101.5**
Net earnings – pro forma	**$ 100.7**
Net earnings per share as reported	**0.80**
Basic earnings per share – pro forma	**0.79**
Diluted earnings per share	**0.78**
Diluted earnings per share – pro forma	**0.77**

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants during the quarter: dividend yield of 2.0 percent; expected volatility of 24.0 percent, risk-free interest rate of 5.1 percent; and an expected life of 6.0 years. The weighted average fair value of options granted in the current quarter is $9.87 per share and would be amortized over the vesting period.

Additional information on the Corporation's stock option plan is included in note 17 of the Corporation's Annual Report.

The Corporation also has an employee share ownership plan (MESOP) for all full-time employees in Canada. Under this plan, employees are entitled to have a portion of their base earnings withheld to purchase the Corporation's Class "A" non-voting shares with the Corporation providing funds to purchase additional Class "A" shares, to a maximum of 1.33% of base earnings. The Corporation's contributions are charged to earnings and $0.1 was charged to earnings in the three month period ended June 30, 2002.

For the three months ended June 30, 2002 and 2001 (Dollars in millions, except per share amounts)

Note 4. Stock-Based Compensation (Cont'd)

The Corporation has established a deferred share unit plan for the members of the Board of Directors. Under the terms of this plan, a portion of the director's fees are paid to them in the form of deferred share units (DSU). Each DSU is equivalent in value to a Class "A" non-voting share of the Corporation and is notionally credited with dividends when shareholders receive dividends from the Corporation. A DSU is paid to a Board member after termination of service or retirement and is payable in cash. As of June 30, 2002, 134,629 DSUs are outstanding. The cost of the DSU's are charged to earnings in the period earned and marked to market on a quarterly basis. For the three months ended June 30, 2002, $0.2 was charged to earnings.

Note 5. Intangible Assets

Included in intangible assets is goodwill of $198.0 and brand names of $2,229.6.

Allocation of the purchase price relating to the acquisition of Cervejarias Kaiser Brazil S.A. ("Kaiser"), which was acquired by Molson on March 18, 2002, involves a number of estimates as well as gathering information over a number of months following the date of acquisition. Given the timing of the Kaiser acquisition, the purchase allocation is preliminary. The estimation process will be completed in the fiscal year ending March 31, 2003 and accordingly there may be changes to the assigned values.

Note 6. Capital Stock

During the three month period ended June 30, 2002, the Corporation repurchased 1,100,000 Class "A" shares and 100,000 Class "B" shares at prices ranging between $34.55 and $38.16 per share as part of its previously announced normal course issuer bid. The total number of Class "A" and Class "B" shares outstanding at June 30, 2002 were 126,979,091. Of the total amount of $44.5 repurchased, $6.8 was charged to capital stock based on the weighted-average stated capital with the excess of $37.7 being charged to retained earnings.

Note 7. Segment Disclosures

The Corporation's business is producing and marketing beer and other malt-based beverages. Its business units are located in three main geographic regions: Canada, the United States and Brazil.

The Corporation's operations in Canada experience seasonal fluctuations in revenues with the first and second quarters being higher and the fourth quarter generally being the lowest. Revenues from the Brazilian operations are also seasonal, which could partially offset the pattern in Canada.

For the three months ended June 30, 2002 and 2001 (Dollars in millions, except per share amounts)

Note 7. Segment Disclosures (Cont'd)

These segments are managed separately since they all require specific market strategies. The Corporation assesses the performance of each segment based on operating income or EBIT.

Accounting policies relating to each segment are identical to those used for the purposes of the consolidated financial statements. Management of financial expense and income tax expense are centralized and, consequently these expenses are not allocated among operating groups.

	Canada		Brazil		United States		Consolidated	
	F'03	F'02	F'03	F'02	F'03	F'02	F'03	F'02
Revenues from external customers	717.8	692.1	225.9	42.9	24.8	23.9	968.5	758.9
Inter-segment revenues	11.8	10.3	-	-	-	-	11.8	10.3
EBIT before provisions for rationalization and other non-recurring items	123.9	102.4	6.4	0.6	(0.6)	0.7	129.7	103.7
Assets	2,535.7	2,544.9	1,394.8	153.7	166.9	168.0	4,097.4	2,866.6
Amortization of capital assets	12.9	12.4	6.0	1.7	-	-	18.9	14.1
Additions to capital assets	1.7	1.4	6.9	0.5	-	0.1	8.6	2.0

Note 8. Discontinued Operations

Sales and other revenues for the three months ended June 30, 2001 were $10.7 million. The net losses of the Sports and Entertainment business for the three month period were included in the gain on disposal which was recorded in the second quarter of fiscal 2002. Cash provided from discontinued operations of $6.5 ($6.3 use of cash in fiscal 2002) was from operating activities.

Note 9. Comparative Figures

Certain comparative figures have been restated to conform to the current period's basis of presentation.